

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2025

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
2nd Floor, St. George's Court
Upper Church Street
Douglas, Isle of Man, IM1 1EE

> **Re: Lifezone Metals Limited**
> **Registration Statement on Form F-3**
> **Filed August 22, 2025**
> **File No. 333-289809**

Dear Chris Showalter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark L. Mandel, Esq.